UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release

28 August 2006

PHARMAXIS U.S. PHASE III ARIDOL TRIAL CLOSED

Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) is pleased to announce that the U.S. Aridol Phase III clinical trial in subjects with suspected asthma has finished recruitment. The trial was conducted in over 400 subjects in 30 hospitals throughout the U.S.

The trial compared Aridol with acknowledged methods for diagnosing airway responsiveness in subjects suspected of having asthma. Its design was based on discussions with the U.S. Food and Drug Administration (FDA). Initial data from the study, comparing the sensitivity and specificity of Aridol (mannitol) to identify exercise-induced bronchoconstriction, are expected to be available during the fourth quarter of this year.

Alan Robertson, Pharmaxis chief executive officer said: ‘A major impediment to better disease control in asthma is a lack of objective symptom measurements which often confounds accurate diagnosis. This large asthma trial supplements our earlier successful 650 patient study outside of the U.S. and the level of support amongst the U.S. respiratory physicians and their patients has been very encouraging. I expect this study to be an important part of our marketing application for Aridol with the FDA.’

The economic opportunity for a reliable, quick and objective lung function test to measure asthma severity is significant. Based on independent market research, the annual addressable market for Aridol in the U.S. and Europe includes the existing 400,000 bronchial challenge tests performed yearly, 2 million new tests for assisting the diagnosis of asthma and 16 million new tests performed by pulmonary specialists and primary care physicians for assisting the management of asthma.

Asthma affects more than 50 million people in the western world, and is one of the most common reasons for hospital admission and emergency room care.

**ends**

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au.

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson – Chief Executive Officer
Ph: +61 2 9454 7200, Fax +61 2 9451 3622

RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, + 1 212 477 9007 or email blewis@troutgroup.com
Australia:
Ashley Rambukwella, Financial & Corporate Relations Pty Ltd. Ph: + 61 2 8264 1004 or +61 407 231 282 or a.rambukwella@fcr.com.au

About the trial

Information about the trial was included in the media release dated 14 December 2005 that announced the commencement of the trial.

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialisation of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 (symbol PXS), and on NASDAQ (symbol PXSL) in August 2005. The company is headquartered in Sydney at its TGA-approved manufacturing facilities.

About Aridol

Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma.

The simple 15 minute test uses a patented formulation of mannitol processed into a respirable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test.

Doctors can use the results of this test to measure asthma severity and help guide treatment.

About asthma

Asthma is a chronic inflammatory disease of the airways of the lungs. From 1980 to 1999, asthma prevalence, morbidity and mortality increased in adults in the U.S. Published estimates indicate that asthma affects over 20 million people in the U.S. It is also the most common chronic disease of children, affecting an estimated 5 million. Collectively, individuals in the U.S. with asthma have more than 100 million days of restricted activity and 470,000 hospitalisations annually. More than 5,000 people die from asthma each year.

Although there is no cure for asthma, people with asthma can effectively control their symptoms and enjoy a better quality of life by taking asthma medication, continuing to monitor their symptoms, staying active and healthy, avoiding triggers if and when possible, having an asthma action plan and visiting their doctor regularly.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	September 4, 2006	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer